UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On December 16, 2025, Compugen Ltd. (“Compugen”) and MedImmune Limited, a member of the AstraZeneca Group (“AstraZeneca”), entered into amendment number 4 to that certain license agreement, dated March 30, 2018, by and between the parties, as subsequently amended prior to the date hereof (the “Amendment”). Pursuant to the Amendment, Compugen sold to AstraZeneca a portion of its existing royalty interest in rilvegostomig for a $65 million upfront payment, due within five (5) business days of the date of the Amendment. Additionally, pursuant to the Amendment, the milestone payment to be paid to Compugen in connection with the next milestone, which is the first acceptance of the Biologics License Application (“BLA”) was increased by $25 million.

The foregoing summary of the Amendment is not complete and is subject to, and qualified in its entirety by, the provisions of the Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

In addition, on December 17, 2025, Compugen issued a press release announcing the Amendment (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934.

The information contained in this Form 6-K is hereby incorporated by reference into Compugen’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit Number	Description of Exhibit

10.1#	Amendment No. 4 to the License Agreement, by and between Compugen and MedImmune, dated December 16, 2025

99.1	Press Release dated December 17, 2025 – “Compugen Monetizes Portion of Rilvegostomig Future Royalties to AstraZeneca for Up to $90 Million”

#	Portions of this exhibit (indicated by asterisks therein) have been omitted as these portions are both not material and private or confidential.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: December 17, 2025	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel